Press Release
For Immediate Release
For Details Contact:                             40W267 Keslinger Road
Edward J. Richardson        Kathleen S. Dvorak            PO BOX 393
Chairman and CEO        EVP & CFO                LaFox, IL 60147-0393 USA
Phone: (630) 208-2340        (630) 208-2208                (630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS THIRD QUARTER FISCAL 2015 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, April 8, 2015: Richardson Electronics, Ltd. (NASDAQ: RELL), today reported sales and earnings for its third quarter ended February 28, 2015. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.
Net sales for the third quarter of fiscal 2015 were $33.5 million, a 1.8% increase compared to net sales of $32.9 million in the prior year. Sales for the Company's EDG and Richardson Healthcare ("Healthcare") businesses increased 4.2% and 3.5%, respectively, while sales for its Canvys division were down 7.4%, compared to the prior year's quarter. Gross margin increased to $9.8 million, or 29.3% of net sales during the third quarter of fiscal 2015, compared to $9.7 million, or 29.3% of net sales during the third quarter of fiscal 2014. Operating expenses were $12.6 million for the third quarter of fiscal 2015, compared to $10.5 million for the third quarter of fiscal 2014. Operating expenses for the third quarter include $1.5 million related to the Company's previously discussed IT implementation and expenses of $1.2 million related to its engineered solutions and healthcare growth initiatives. Operating loss for the third quarter of fiscal 2015 was $2.7 million, compared to an operating loss for the third quarter of fiscal 2014 of $0.9 million.
Loss from continuing operations for the third quarter of fiscal 2015 was $2.2 million, compared to a loss from continuing operations of $0.1 million, during the third quarter of fiscal 2014.
“Although our third quarter results are disappointing, we are continuing to invest in our foundation for future growth with the new IT platform and resources to build our Healthcare infrastructure. On March 1st, we began operating on our new global IT system. We have also made significant investments in our management and engineering teams, as well as investing in advanced equipment to execute our long-term strategy of delivering engineered solutions in both Healthcare and EDG,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

“Our fourth quarter sales should be in the range of $37 to $39 million. We anticipate that IT expense should begin to decline in FY16. We will continue to invest in strategies which create profitable long-term growth.” said Mr. Richardson.

FINANCIAL SUMMARY ─ THREE MONTHS ENDED FEBRUARY 28, 2015

•	Net sales for the third quarter of fiscal 2015 were $33.5 million, an increase of 1.8%, compared to net sales of $32.9 million during the third quarter of fiscal 2014.

•	Gross margin was 29.3% of net sales during the third quarter of both fiscal 2015 and 2014.

•
Selling, general, and administrative expenses increased to $12.6 million, or 37.5% of net sales, for the third quarter of fiscal 2015, compared to $10.5 million for the third quarter of fiscal 2014, or 32.0% of net sales. Operating expenses for the third quarter of fiscal 2015 include $1.5 million related to the Company's IT implementation and $1.2 million related to its engineered solution and healthcare growth initiatives.

•	Operating loss during the third quarter of fiscal 2015 was $2.7 million, compared to operating loss of $0.9 million, during the third quarter of fiscal 2014.

•	Loss from continuing operations during the third quarter of fiscal 2015 was $2.2 million, compared to loss from continuing operations during the third quarter of fiscal 2014 of $0.1 million.

•	Net loss during the third quarter of fiscal 2015 was $2.2 million, compared to net loss of $0.5 million, during the third quarter of fiscal 2014.

FINANCIAL SUMMARY – NINE MONTHS ENDED FEBRUARY 28, 2015

•	Net sales for the first nine months of fiscal 2015 were $102.0 million, a decrease of 0.6%, compared to net sales of $102.6 million during the first nine months of fiscal 2014.

•	Gross margin increased slightly to 30.3% during the first nine months of fiscal 2015, compared to 30.1% from the first nine months of fiscal 2014.

•
Selling, general, and administrative expenses increased to $36.4 million, or 35.6% of net sales, for the first nine months of fiscal 2015, compared to $31.1 million, or 30.3% of net sales, for the first nine months of fiscal 2014.

•	Operating loss during the first nine months of fiscal 2015 was $5.4 million, compared to operating loss of $0.2 million, during the first nine months of fiscal 2014.

•
Loss from continuing operations during the first nine months of fiscal 2015 was $3.4 million, compared to income from continuing operations of $2.5 million, or $0.17 per diluted common share, during the first nine months of fiscal 2014.

•	Net loss during the first nine months of fiscal 2015 was $3.3 million, compared to net income of $2.0 million, or $0.13 per diluted common share, during the first nine months of fiscal 2014.

CASH AND SHARE REPURCHASES
The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on May 22, 2015, to common stockholders of record on May 7, 2015.
“Cash and investments at the end of our third quarter were $113.8 million. Impact of foreign exchange rates for the first nine months on cash and investments was a decline of $4.7 million. In addition, we used $1,304,478 to repurchase 134,300 shares during the third quarter. Since we initiated our share repurchase program in 2011, we have invested $60,389,250 to repurchase 4,965,562 shares. As of today, the Company currently has 11,529,333 outstanding shares of common stock and 2,140,644 outstanding shares of Class B common stock. With our strong balance sheet, we are committed to continued implementation of our growth strategy and returning value to our shareholders,” said Mr. Richardson.

CONFERENCE CALL INFORMATION
On Thursday, April 9, 2015, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company's third quarter results for fiscal 2015. A question and answer session will be included as part of the call's agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 24886741 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on April 9, 2015, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 54585568.

FORWARD-LOOKING STATEMENTS
This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company's business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company's Annual Report on Form 10-K filed on July 25, 2014. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.
Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company's strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.
Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	Unaudited	Audited
	February 28, 2015	May 31, 2014
Assets
Current assets:
Cash and cash equivalents	$78,398	$102,752
Accounts receivable, less allowance of $477 and $581	19,113	18,354
Inventories, net	35,915	33,869
Prepaid expenses and other assets	1,549	1,089
Deferred income taxes	1,343	1,537
Income tax receivable	—	2,888
Investments—current	23,645	31,732
Discontinued operations—assets	—	18
Total current assets	159,963	192,239
Non-current assets:
Property, plant and equipment, net	9,145	7,223
Other intangibles, net	765	843
Non-current deferred income taxes	1,422	1,724
Investments—non-current	11,793	1,516
Total non-current assets	23,125	11,306
Total assets	$183,088	$203,545
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$11,234	$12,337
Accrued liabilities	8,226	9,220
Discontinued operations—liabilities	—	7
Total current liabilities	19,460	21,564
Non-current liabilities:
Non-current deferred income taxes	2,664	5,691
Other non-current liabilities	1,144	1,315
Discontinued operations—non-current liabilities	—	130
Total non-current liabilities	3,808	7,136
Total liabilities	23,268	28,700
Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 11,529 shares at February 28, 2015, and 11,835 shares at May 31, 2014	576	592
Class B common stock, convertible, $0.05 par value; issued 2,141 shares at February 28, 2015, and 2,191 shares at May 31, 2014	107	110
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in capital	63,031	66,141
Common stock in treasury, at cost, no shares at February 28, 2015, and 1 share at May 31, 2014	—	(14)
Retained earnings	92,168	97,959
Accumulated other comprehensive income	3,938	10,057
Total stockholders’ equity	159,820	174,845
Total liabilities and stockholders’ equity	$183,088	$203,545

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Comprehensive Income (Loss)
(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	February 28, 2015	March 1, 2014	February 28, 2015	March 1, 2014
Net Sales	$33,471	$32,884	$102,011	$102,577
Cost of Sales	23,671	23,233	71,091	71,727
Gross profit	9,800	9,651	30,920	30,850
Selling, general, and administrative expenses	12,563	10,537	36,366	31,079
Gain on disposal of assets	(14)	—	(5)	—
Operating loss	(2,749)	(886)	(5,441)	(229)
Other (income) expense:
Investment/interest income	(239)	(277)	(744)	(797)
Foreign exchange (gain) loss	(275)	31	(285)	123
Proceeds from legal settlement	—	(432)	—	(2,547)
Other, net	(6)	(21)	(22)	(36)
Total other income	(520)	(699)	(1,051)	(3,257)
Income (loss) from continuing operations before income taxes	(2,229)	(187)	(4,390)	3,028
Income tax provision (benefit)	(31)	(75)	(965)	530
Income (loss) from continuing operations	(2,198)	(112)	(3,425)	2,498
Income (loss) from discontinued operations, net of tax	—	(420)	87	(538)
Net income (loss)	(2,198)	(532)	(3,338)	1,960
Foreign currency translation gain (loss), net of tax	(2,188)	258	(6,149)	1,879
Fair value adjustments on investments	5	6	30	29
Comprehensive income (loss)	$(4,381)	$(268)	$(9,457)	$3,868
Net income (loss) per Common share - Basic:
Income (loss) from continuing operations	$(0.16)	$(0.01)	$(0.25)	$0.18
Income (loss) from discontinued operations	—	(0.03)	0.01	(0.04)
Total net income (loss) per Common share - Basic	$(0.16)	$(0.04)	$(0.24)	$0.14
Net income (loss) per Class B common share - Basic:
Income (loss) from continuing operations	$(0.15)	$(0.01)	$(0.22)	$0.16
Income (loss) from discontinued operations	—	(0.03)	0.01	(0.03)
Total net income (loss) per Class B common share - Basic	$(0.15)	$(0.04)	$(0.21)	$0.13
Net income (loss) per Common share - Diluted:
Income (loss) from continuing operations	$(0.16)	$(0.01)	$(0.25)	$0.17
Income (loss) from discontinued operations	—	(0.03)	0.01	(0.04)
Total net income (loss) per Common share - Diluted	$(0.16)	$(0.04)	$(0.24)	$0.13
Net income (loss) per Class B common share - Diluted:
Income (loss) from continuing operations	$(0.15)	$(0.01)	$(0.22)	$0.16
Income (loss) from discontinued operations	—	(0.03)	0.01	(0.03)
Total net income (loss) per Class B common share - Diluted	$(0.15)	$(0.04)	$(0.21)	$0.13
Weighted average number of shares:
Common shares - Basic	11,604	11,832	11,733	11,942
Class B common shares - Basic	2,141	2,191	2,154	2,270
Common shares - Diluted	13,745	14,140	13,887	14,335
Class B common shares - Diluted	2,141	2,191	2,154	2,270
Dividends per common share	$0.060	$0.060	$0.180	$0.180
Dividends per Class B common share	$0.054	$0.054	$0.162	$0.162

Richardson Electronics, Ltd.
Unaudited Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended		Nine Months Ended
	February 28, 2015	March 1, 2014	February 28, 2015	March 1, 2014
Operating activities:
Net income (loss)	(2,198)	(532)	(3,338)	1,960
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	418	275	1,227	796
Gain on sale of investments	(6)	(4)	(15)	(23)
Gain on disposal of assets	(4)	—	(30)	—
Share-based compensation expense	143	201	529	585
Deferred income taxes	(498)	62	(665)	(105)
Change in assets and liabilities, net of effect of acquired businesses:
Accounts receivable	(2,361)	228	(2,655)	(1,498)
Income tax receivable	—	(319)	2,888	2,789
Inventories	(105)	273	(4,366)	133
Prepaid expenses and other assets	176	140	(727)	(134)
Accounts payable	(1,878)	(940)	(389)	(3,170)
Accrued liabilities	632	(73)	(469)	(2,528)
Non-current deferred income tax liabilities	—	175	—	(302)
Other	(25)	13	(32)	60
Net cash used in operating activities	(5,706)	(501)	(8,042)	(1,437)
Investing activities:
Cash consideration paid for acquired businesses	—	—	—	(973)
Capital expenditures	(1,314)	(840)	(3,250)	(1,821)
Proceeds from maturity of investments	750	203,757	31,957	258,289
Purchases of investments	(750)	(197,321)	(34,093)	(248,873)
Proceeds from sales of available-for-sale securities	112	76	186	152
Purchases of available-for-sale securities	(112)	(76)	(186)	(152)
Other	(98)	6	(128)	97
Net cash provided by (used in) investing activities	(1,412)	5,602	(5,514)	6,719
Financing activities:
Repurchase of common stock	(1,305)	—	(3,945)	(8,725)
Proceeds from issuance of common stock	13	13	301	184
Cash dividends paid	(808)	(829)	(2,453)	(2,514)
Other	2	(26)	—	(25)
Net cash used in financing activities	(2,098)	(842)	(6,097)	(11,080)
Effect of exchange rate changes on cash and cash equivalents	(2,272)	255	(4,701)	956
Increase/ (decrease) in cash and cash equivalents	(11,488)	4,514	(24,354)	(4,842)
Cash and cash equivalents at beginning of period	89,886	92,646	102,752	102,002
Cash and cash equivalents at end of period	$78,398	$97,160	$78,398	$97,160

Richardson Electronics, Ltd.
Net Sales and Gross Profit
For the Third Quarter and First Nine Months of Fiscal 2015 and Fiscal 2014
(in thousands)

By Strategic Business Segment:

Net Sales	Three Months Ended		Three Months Ended
	February 28, 2015		March 1, 2014	% Change
EDG	$25,207		$24,193	4.2%
Canvys	6,236		6,732	(7.4)%
Healthcare	$2,028		$1,959	3.5%
Total	$33,471		$32,884	1.8%

	Nine Months Ended		Nine Months Ended
	February 28, 2015		March 1, 2014	% Change
EDG	$79,432		$75,835	4.7%
Canvys	18,110		21,769	(16.8)%
Healthcare	$4,469		$4,973	(10.1)%
Total	$102,011		$102,577	(0.6)%

Gross Profit	Three Months Ended		Three Months Ended
	February 28, 2015	% of Net Sales	March 1, 2014	% of Net Sales
EDG	$7,680	30.5%	$7,139	29.5%
Canvys	1,621	26.0%	1,945	28.9%
Healthcare	$499	24.6%	$567	28.9%
Total	$9,800	29.3%	$9,651	29.3%

	Nine Months Ended		Nine Months Ended
	February 28, 2015	% of Net Sales	March 1, 2014	% of Net Sales
EDG	$24,904	31.4%	$23,505	31.0%
Canvys	4,929	27.2%	5,970	27.4%
Healthcare	$1,087	24.3%	$1,375	27.6%
Total	$30,920	30.3%	$30,850	30.1%